EXHIBIT 11.0

CSP INC. AND SUBSIDIARIES

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE COMPUTATION

(Dollars and shares in thousands, except per share amounts)

	Fiscal Years Ended
	September 30 2003	September 30 2002	August 31 2001
Net loss per common share—basic:
Net loss	$(1,384)	$(5,663)	$(2,885)
Weighted average common shares outstanding	3,534	3,524	3,527
Net loss per common share—basic	$(0.39)	$(1.61)	$(0.82)

Net loss per common share—diluted:
Net loss	$(1,384)	$(5,663)	$(2,885)
Weighted average common shares outstanding	3,534	3,524	3,527
Add: net additional common shares upon exercise of stock options	—	—	—

Weighted average common shares outstanding—dilutive	3,534	3,524	3,527
Net loss per common share—diluted	$(0.39)	$(1.61)	$(0.82)